FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of December 2008	Commission file number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.
(Translation of Registrant’s name into English)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón
México, D.F. 01210
(Address of principal office)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

             (Check One) Form 20-F  x  Form 40-F

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

             (Check One) Yes    No  x

        (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Pursuant to a requirement of the Mexican National Banking and Securities or CNBV (¨Comisión Nacional Bancaria y de Valores¨) applicable to all issuers, we hereby present the following Qualitative and Quantitative Disclosure of Derivative Financial Instruments for Coca-Cola FEMSA S.A.B. de C.V. (the “Company”) as of September 30, 2008:

i) Management discussion on the policies for derivative financial instruments:

As a part of the risk management strategy, the Company uses derivative financial instruments with the purpose of (1) achieving a desired liability structure with a balanced risk profile, (2) managing the exposure to production input and raw material costs and (3) hedging accounting exposures and foreign currency fluctuation. The company does not use derivative financial instruments for speculative or profit-generating purposes. The Company keeps track of the fair value (mark to market) of its derivative financial instruments, and its possible changes using the Value at Risk methodology, as well as generating scenario analysis.

The financial instruments used by the Company are the following:

a) Interest Rate Swaps:
The Company has interest rate swaps, with the purpose of managing the interest rate risk on its liabilities, through which it pays amounts calculated with fixed interest rates and receives amounts calculated with floating interest rates. These instruments are recognized in the statement of changes in financial position at their fair value (mark to market) and designated as cash flow hedges. The fair value (mark to market) is estimated using market prices that would apply to terminate the above-mentioned contracts at the end of the period. The changes in the mark to market are recorded as other comprehensive income.

The Company has interest rate swaps, with the purpose of achieving a desired liability structure, in which it pays amounts calculated with floating interest rates and receives amounts calculated with fixed interest rates. The net change in the mark to market of these instruments is recorded on the market value loss (gain) on ineffective derivative instruments as a part of the integral result of financing.

b) Forward Agreements to Purchase Foreign Currency
The Company has exchange rate forwards, with the purpose of managing exchange rate fluctuation related risk, used to swap dollar denominated debt into peso denominated debt, or fix the parity of future dollar denominated cash flows. The change in the mark to market of these instruments is recorded as other comprehensive income.

The Company has exchange rate forwards, with the purpose of achieving a desired liability structure, used to swap peso denominated debt into dollar denominated debt. The change in the mark to market of these instruments is recorded on the market value loss (gain) on ineffective derivative instruments as a part of the integral result of financing.

c) Cross Currency Swaps
The Company has cross currency swaps, with the purpose of managing the exchange rate fluctuation related risk, through which it swaps dollar denominated debt into peso denominated debt. The mark to market of these instruments is calculated with the exchange rate and interest rate market prices that would apply to terminate the above-mentioned contracts at the end of the period. The contracts are designated as cash flow hedges; the changes in the mark to market are recorded as other comprehensive income.

The Company has cross currency swaps, with the purpose of achieving a desired liability structure, in which it swaps peso denominated debt into dollar denominated debt. The mark to market of these instruments is calculated with the exchange rate and interest rate market prices that would apply to terminate the above-mentioned contracts at the end of the period. The change in the mark to market of these instruments is recorded on the market value loss (gain) on ineffective derivative instruments as a part of the integral result of financing.

d) Commodity Price Contracts
The Company has futures that are listed in the Intercontinental Exchange (“ICE”) to hedge the fluctuation risk in sugar prices. The change in the mark to market of these hedges is recorded as part of the operating results impacting the cost of raw materials and is offset by the movements in realized sugar prices.

e) Implicit Derivative Financial Instruments
The Company has determined that certain lease contracts denominated in US dollars represent implicit derivative financial instruments. The mark to market of these contracts is estimated with the exchange rate at market prices that would apply to terminate the contracts at the end of the period. The change in the reasonable mark to market value of these instruments is recorded on the market value loss (gain) on ineffective derivative instruments as a part of the integral result of financing.

Trading Markets

The Company operates mainly in non-standardized markets (“Over the Counter” or “OTC”), and in cases such as sugar price hedges, it has utilized organized markets (ICE).

Counterparties with whom Coca-Cola FEMSA can enter into derivative operations

The Company only enters into derivative transactions with institutions that have an adequate credit profile, with which it has signed an ISDA Contract, a “Contrato Marco para Operaciones Financieras Derivadas”, a “Contrato Global de Derivados” or any similar contract. As of September 30, 2008 the Company has 19 ISDA contracts signed with financial institutions and has operations with 14.

Calculation or Valuation Agent Designation Policies

The ISDA contract states that the calculation agent will be the financial institution with which the contract is signed. If an event of default occurs with respect to the financial institution, the Company will select a new calculation agent from leading dealers in the market.

Main Contract Terms and Conditions

The majority of the contracts entered into are subject to the “Master Agreement” published by the International Swap Dealers Association, Inc. using the “Multicurrency-Cross Border” format. With some counterparties, the Company signs a Credit Support Annex that establishes the credit conditions of the transactions.

Control and Auditing Activities

As part of the internal control processes of its risk management policy, the Company has a Finance Committee that involves members of the Board of Directors. Among the duties of the Finance Committee is to define the Company’s financial strategy, and to evaluate risk management practices, including in connection with the use of derivatives. The Finance Committee defines what is considered to be the optimal liability structure, establishes the exposure limits the Company can manage and monitors the derivative financial instrument positions contracted.

In addition, the Company has an external auditor, which as part of its responsibilities, audits the operating efficiency of the control activities related to the management of the Company’s derivative financial instrument positions.

ii) Generic Description on Valuation Techniques:

The Company values and registers every derivative financial instrument and hedge instrument, including some implicit derivative financial instruments, in the balance sheet either as an asset or a liability at fair value (mark to market), taking into account the prices of recognized markets. In the event that the derivative financial instrument does not have a formal market, the fair value (mark to market) will be determined through models supported with valid and reliable data recognized by the financial sector. The changes in mark to market are recorded in the period’s results or as other comprehensive income depending on the nature of the hedge instrument and the effectiveness of the hedge.

The Company documents its cash flow hedges to confirm that the transaction meets the established requirements. In cash flow hedges, the effective portion is recognized temporarily as other comprehensive income and the exercised part of the hedge is ultimately reclassified into the period’s results. The ineffective portion is recognized immediately in the period’s results.

On net foreign investment hedges, which consist of exposure hedges to the translation effects of maintaining a net investment in a foreign subsidiary, the effective portion of the gain (loss) of the derivative financial instrument is recognized as part of other comprehensive income as a cumulative translation adjustment. The ineffective portion of the derivative financial instrument is immediately recognized in the period’s results.

On fair value hedges, the gain (loss) resulting from the valuation of the financial instrument, net of valuing the primary position attributed to the hedged risk at mark to market, is recognized in the period’s results in which it incurs.

The hedge is evaluated in accordance with Bulletin C10 “Instrumentos Financieros Derivados y

Operaciones de Cobertura” (Derivative Financial Instruments and Hedging Activities). The Company has a third party supplier that carries out tests on the prospective and retrospective effectiveness, determines those operations that do not meet 100% effectiveness, verifies that they are in the effectiveness range and calculates the ineffective portion in order to make the respective accounting registries.

iii) Management’s description on internal and external sources of liquidity:

The Company manages its liquidity risk on derivative operations by establishing the margin call levels (“CSA Threshold Amount”) in the ISDA contracts. These levels have been established so that they are large enough and its positions adequately distributed among different counterparties to avoid concentration and reduce the risk of margin calls. As of September 30, 2008 the Company has no collateral, credit line or valuables given in guarantee for the derivative operations contracted in OTC transactions. In regard to the sugar hedges contracted through futures on the ICE, these require the deposit of the initial margin and the maintenance margin that amounts to Ps. 32 million as of September 30, 2008. The Company has, as of September 30, 2008, a cash balance of Ps. 3,350 million to meet any liquidity needs.

iv) Maturities during the quarter:

TABLE 1
Maturities During the Third Quarter

Hedges that qualify for hedge accounting

Maturities due during the third quarter	Notional (Ps. Thousands)	Date	Impact on Income Statement (Loss)/Gain (Ps. Thousands)
Interest Rate Swaps used to convert Peso denominated floating rate debt into Peso denominated fix rate debt	2,500,000	07/11/2008	0
	275,000	07/25/2008	0

Maturities due during the third quarter	Notional (Ps. Thousands)	Date	Impact on Income Statement (Loss)/Gain (Ps. Thousands)
Futures used to hedge Sugar Price for KOF's Brazilian Subsidiary	306,912	09/30/2008	8,285

Hedges that do not qualify for hedge accounting

Maturities due during the third quarter	Notional (Ps. Thousands)	Date	Impact on Income Statement (Loss)/Gain (Ps. Thousands)
FX Forwards used to convert Peso denominated debt into US Dollar denominated debt	1,101,714	09/15/2008	-18,811

Unwound Derivative Position	Notional (Ps. Thousands)	Date	Impact on Income Statement (Loss)/Gain (Ps. Thousands)
Interest Rate Swaps used to convert Peso denominated fix rate debt into Peso denominated floating rate debt	700,000	06/25/2008	-5,250

v) Qualitative Information:

TABLE 2
Summary of Financial Derivative Instruments
Expressed in thousand of Pesos as of September 30, 2008

Derivative or contract type (1)	Hedge Accounting/Non Hedge Accounting Treatment	Notional Amount	Underlying Variable		Fair Value		Maturity Amounts / Year	Collateral/Margin Requirements
			3Q 08	2Q 08	3Q 08	2Q 08
Interest Rate Swaps used to convert Peso denominated floating rate debt into Peso denominated fix rate debt	Hedge Accounting	1,914,790	8.53%	9.31%	17,304	61,793	(2)	0
Interest Rate Swaps used to convert Peso denominated fix rate debt into Peso denominated floating rate debt	Non Hedge Accounting	1,600,000	8.53%	9.31%	25,345	NA	1,600,000/ 2012	0
Cross Currency Swaps used to convert US Dollar denominated floating rate debt into Peso denominated floating rate debt	Hedge Accounting	541,105	10.79	10.28	3,408	-25,026	541,105/ 2013	0
Cross Currency Swaps used to convert Peso denominated floating rate debt into US Dollar denominated floating rate debt	Non Hedge Accounting	1,840,375	10.79	10.28	38,989	129,514	(3)	0
FX Forwards used to convert Peso denominated debt into US Dollar denominated debt	Non Hedge Accounting	1,756,162	11.35	10.96	-87,163	NA	1,756,162/ 2009	0
Unwound FX Forwards	Non Hedge Accounting	1,841,888	11.16	10.80	-30,713	-24,331	1,841,888/ 2009	0
Futures used to hedge Sugar Price for KOF's Brazilian Subsidiary (4)	Hedge Accounting	564,416	12.36	12.04	2,256	65,057	564,416/ 2009	32,314 (required margin ICE)

(1)
Derivative or contract type (options, futures, swaptions, implicit derivatives, exotic derivatives, structured notes and others). The data can be aggregated by derivative or contract type when the nature or conditions of the individual derivatives or contracts allow it

(2)	166,125 mature in 2009, 150,000 mature in 2010 and 1,600,000 mature in 2012
(3)	1,483,475 mature in 2011, 356,900 mature in 2012
(4)	Underlying variable expressed in ¢/lb

vi) Scenario Analysis:

TABLE 3
Scenario Analysis for Non Hedge Accounting Derivatives
Expressed in thousands of Pesos as of September 30, 2008

The tables below show the scenario analysis for non hedge accounting derivatives. The scenario analysis was done by instrument type and is not necessarily consistent between each instrument type

Scenario analysis for cross currency swaps used to convert peso denominated debt into US dollar denominated debt

	Scenarios and Fair Value
	September 30, 2008 FX: 10.79	Probable Scenario FX: 13.00	Possible Scenario FX: 13.50	Stress Scenario FX: 16.20
Fair Value	38,989	-336,388	-421,388	-880,388
Impact on Income Statement		-375,377	-460,377	-919,377

Scenario analysis for FX forwards used to convert peso denominated debt into US dollar denominated debt

	Scenarios and Fair Value
	September 30, 2008 FX: 10.79	Probable Scenario FX: 13.00	Possible Scenario FX: 13.50	Stress Scenario FX: 16.20
Fair Value	-117,877	-458,726	-535,908	-952,689
Impact on Income Statement		-340,850	-418,031	-834,812

Scenario analysis for interest rate swaps used to convert peso denominated fix rate debt into peso denominated floating rate debt

	Scenarios and Fair Value
	September 30, 2008 5Y TIIE:8.65%	Probable Scenario 5Y TIIE:9.00%	Possible Scenario 5Y TIIE:10.85%	Stress Scenario 5Y TIIE:13.00%
Fair Value	25,345	8,930	-77,835	-178,670
Impact on Income Statement		-16,415	-103,180	-204,015

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
(Registrant)

Date:December 16, 2008	By: /s/ HÉCTOR TREVIÑO GUTIÉRREZ
Name: Héctor Treviño Gutiérrez
Title: Chief Financial Officer